EXHIBIT 99.2

WANDA SPORTS GROUP COMPANY LIMITED
 (Incorporated in Hong Kong with limited liability)
(NASDAQ: WSG)
9/F, Tower B, Wanda Plaza
93 Jianguo Road, Chaoyang District
100022, Beijing
People's Republic of China
 (Address of principal executive office)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 27, 2020

Proxy Statement

Proxy Summary

This summary highlights selected information and does not contain all of the information that you should consider in deciding how to vote. You should read the entire proxy statement carefully before voting.

2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Time and Date: May 27, 2020 at 2 p.m. (Hong Kong time), or at any adjournment thereof

Place: Conference Room 5, 34/F, Tower 3, China Central Place, 77 Jianguo Road, Beijing 100025, PRC

Record Date: April 28, 2020

Voting: Every Shareholder holding Class A Ordinary Shares present in person or by proxy shall have one (1) vote for each Class A Ordinary Share it holds and every Shareholder holding Class B Ordinary Shares present in person or by proxy shall have four (4) votes for each Class B Ordinary Share it holds.

Voting Recommendations

Agenda Item	Recommendation
Proposal 1: To re-elect each of the following members of the Board: (a) Edwin Fung; (b) Andrew Messick; (c) Yimin Gao; and (d) Kenneth Jarrett.	FOR each director nominee
Proposal 2: To authorize the Board to fix the remuneration of all the directors of the Company for the year ended December 31, 2020.	FOR
Proposal 3: To re-appoint Ernst & Young Hua Ming LLP as the auditors of the Company and to authorize the Board to fix their remuneration for the year ended December 31, 2020.	FOR
Proposal 4:
To receive the audited consolidated financial statements and the reports of the board of directors of the Company (the “Board”) and the auditors of the Company for the years ended December 31, 2018 and 2019 (collectively, the “Reporting Documents”), which will be available on our website at http://investor.wsg.cn/ under the heading “Financials & Filings” before the date of the AGM and will also be included (other than the report of the Board) in the Company’s annual report on Form 20-F to be filed by the Company with, or (with respect to the report of the Board) in a Report of Foreign Private Issuer on Form 6-K to be submitted by the Company to, the SEC, which both will be accessible via the SEC’s EDGAR website (click here).
FOR

General
We are soliciting proxies on behalf of our Board for use at the Annual General Meeting of Shareholders of the Company (the “AGM”) to be held at Conference Room 5, 34/F, Tower 3, China Central Place, 77 Jianguo Road, Beijing 100025, PRC on May 27, 2020 at 2 p.m., Hong Kong time, or at any adjournment thereof.

This proxy statement and the proxy form are available on our website at http://investor.wsg.cn/ under the heading “News & Events” starting from April 28, 2020, and have also been included as an exhibit to a Report of Foreign Private Issuer on Form 6-K, submitted by the Company to the SEC (accessible via the SEC’s EDGAR website (click here)).

Revocability of Proxies
Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold Shares, by attending the AGM and voting in person. Attendance at the AGM in and of itself does not revoke a prior proxy. A written notice of revocation must be delivered to (a) the Company, if you hold Shares (i) by mail, to 9/F, Tower B, Wanda Plaza, 93 Jianguo Road, Chaoyang District, 100022, Beijing, PRC, for the attention of Su Li (Tel: +86 (10) 8585 3608), or (ii) by email, to 2020agm@wsg.cn, or (b) to the Depositary, if you hold American Depositary Shares (“ADSs”) representing our Class A Ordinary Shares.

Record Date, Share Ownership and Quorum
Shareholders of record at the close of business on April 28, 2020, New York time (the “Record Date”) are entitled to attend and vote at the AGM and at any adjournment thereof. Holders of

ADSs as of the Record Date will be able to instruct the Depositary as to how to vote the Class A Ordinary Shares represented by such ADSs at the AGM and at any adjournment thereof. The presence of at least two Shareholders in person or by proxy will constitute a quorum for the transaction of business at the AGM.

Proposals can be approved by the Shareholders holding a simple majority of the votes represented in person or proxy at the AGM or at any adjournment thereof. Beijing Wanda Culture Industry Group Co., Ltd, through various entities, controls 90.75% of the combined voting power of the Shares through beneficial ownership of Class B Ordinary Shares.

Voting and Solicitation
The voting on the resolutions at the AGM will be conducted by way of poll.  Every Shareholder holding Class A Ordinary Shares present in person or by proxy shall have one (1) vote for each Class A Ordinary Share it holds and every Shareholder holding Class B Ordinary Shares present in person or by proxy shall have four (4) votes for each Class B Ordinary Share it holds. Holders of ADSs cannot vote at the AGM except as described below under “Voting by Holders of American Depositary Shares.”

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. The solicitation materials are available on our Company’s website http://investor.wsg.cn/ under the heading “News & Events”. Hard copies of the solicitation materials are available upon request by the Shareholders free of charge.

Voting by Holders of Shares
When proxies are properly dated, executed and returned by holders of Shares in accordance with the proxy form, the Shares they represent will be voted at the AGM or at any adjournment thereof in accordance with the instructions of the Shareholder. If no specific instructions are given by a Shareholder, the Shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the AGM or at any adjournment thereof. Where any holder of Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Shares will not be included or counted in the determination of the number of Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

If you prefer a paper or email copy of the proxy materials, you may request them by sending an email or calling Su Li, at 2020agm@wsg.cn or +86 (10) 8585 3608. Please make sure you request a copy at the earliest opportunity to facilitate timely delivery. There is no charge to you for requesting a copy.

Voting by Holders of American Depositary Shares
The Depositary, as depositary for the ADSs, has advised us that it intends to mail to all  holders of ADSs a Notice of Annual General Meeting of Shareholders and an ADS Voting Instruction Card. Upon the delivery of a signed and completed ADS Voting Instruction Card as instructed therein, the Depositary will endeavor, to the extent practicable, to vote or cause to be voted the number of Class A Ordinary Shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. The Depositary has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions other than by giving a proxy to the chairman of the AGM as set forth below. Holders of ADSs may attend, but not vote at, the AGM.  Further information on voting of the ADSs is set out in the ADS Deposit Agreement, which holders of ADSs are encouraged to read and understand.

The Depositary and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the Class A Ordinary Shares underlying your ADSs are not able to be voted at the AGM, there may be nothing you can do.

PROPOSAL 1:
RE-ELECTION OF DIRECTORS
Pursuant to the Articles of Association, Edwin Fung, Andrew Messick, Yimin Gao and Kenneth Jarrett, who were appointed by the Board, shall hold office until the AGM and are up for re-election. It is expected that Andrew Messick will resign from the Board effective upon the closing of the WEH sale.

Each of Edwin Fung, Andrew Messick, Yimin Gao and Kenneth Jarrett brings his valuable experience to the Board and, alongside the other Directors, each of them contributes to ensuring that the interests of the Shareholders are taken into account and that relevant issues are subject to comprehensive consideration by the Board. Moreover, given their different backgrounds and expertise, the Board considers that each of them contributes to the diversity of the Board. The biographies of Edwin Fung, Andrew Messick, Yimin Gao and Kenneth Jarrett are set out below and explain how each individual contributes to the diversity of the Board. As such, the Board recommended a vote “FOR” each of the nominees.

Edwin Fung serves as our independent director and has been in this position since May 31, 2019. Mr. Fung is a professional accountant and a fellow member of the Hong Kong Institute of Certified Public Accountants. Mr. Fung joined KPMG in Hong Kong in 1986 and became partner in 1999. Mr. Fung has over 30 years of professional experience including financial auditing, Hong Kong and U.S. initial public offerings and subsequent acquisitions and financing, risk management, internal control compliance, corporate restructuring and financing. From 2010 to 2011, Mr. Fung, founding chairman of KPMG's Global China Practice, established a local China practice in 40 countries around the world to assist Chinese companies to invest overseas. In 2012, Mr. Fung became the Senior Partner of KPMG Northern China region and Senior Partner of Beijing office. In 2015, Mr. Fung established KPMG's innovative Start-up Centre in ZhongGuanCun, Beijing to provide professional services to start-up companies. In September 2017, Mr. Fung retired from KPMG. Prior to his retirement, Mr. Fung was Vice Chairman and member of the management committee of KPMG China. Mr. Fung currently acts as the advisor to the Sino-International Entrepreneurs Federation.

Andrew Messick is the President and Chief Executive Officer of World Endurance Holdings, Inc. (“WEH”) and has more than a decade of experience in leadership roles at global sports and entertainment companies. Prior to joining WEH, Mr. Messick served as president of AEG Sports between 2007 and 2011. From 2000 through 2007, Mr. Messick was the senior vice president of NBA International. He was responsible for overseeing the NBA's network of international offices and for leading the NBA’s efforts to globalize. Mr. Messick joined the NBA from Sara Lee Corporation, where he held a range of business development, marketing and general management positions in the UK, Australia and Canada. Prior to that, Mr. Messick spent six years at McKinsey & Company in Chicago and Amsterdam. Mr. Messick holds a bachelor of arts in economics and psychology from the University of California, Davis and a master of business administration from the Yale School of Management.

Yimin Gao is the President and Chief Executive Officer of WSC since October 18, 2019. Prior to becoming the Chief Executive Officer of WSC Mr. Gao served as the CEO of Wanda Kidsland Group Limited, one of the largest operators of children’s early-education centers and playgrounds in China. Mr. Gao has held various positions of increasing responsibility in the culture and real estate subsidiaries of Wanda Group, of which we are a part, since 2010. Mr. Gao holds a bachelor degree in industrial and civil architecture from the Hebei University of Architecture.

Kenneth Jarrett serves as one of our independent directors and has been in this position since October 24, 2019.  Mr. Jarrett currently serves as a Senior Advisor at the Albright Stonebridge Group, advising global businesses, investors, and organizations with commercial interests in China and East Asia. Previously, he was President of the American Chamber of Commerce in Shanghai, where he helped hundreds of U.S. companies establish and grow their operations in China. From 2008 to 2013, he was Chairman of Greater China for APCO Worldwide, a public affairs consultancy. Before entering the private sector, Mr. Jarrett had a 26-year career in public service with the U.S. Government, during which he served as Consul General in Shanghai, Deputy Consul General in Hong Kong and Director of Asian Affairs at the White House National Security Council. Mr. Jarrett is a member of the China Advisory Council for Cornell University and the National Committee for U.S.-China Relations. He has also served on Advisory Councils for the Mayor of Nanjing, the Mayor of Wuxi and the Suzhou Industrial Park and is a recipient of the Magnolia Award (Silver) from the government in Shanghai. Mr. Jarrett is a graduate of Cornell University and holds an MA from Yale University and the National War College.

PROPOSAL 2:
DIRECTORS’ REMUNERATION
Approval is being sought from the Shareholders to authorize the Board to fix the remuneration of all the Directors for the year ended December 31, 2020.

PROPOSAL 3:
APPOINTMENT OF AUDITORS
The Board recommended that, subject to the approval of the Shareholders at the AGM, Ernst & Young Hua Ming LLP be appointed as the auditors of the Company for the year ended December 31, 2020. Approval is being sought from the Shareholders to authorize the Board to fix the remuneration of Ernst & Young Hua Ming LLP for the year ended December 31, 2020.

PROPOSAL 4:
RECEIVING THE REPORTING DOCUMENTS
The Companies Ordinance requires a company’s directors, in respect of each financial year, to lay a copy of the reporting documents before the company in annual general meeting. The audited consolidated financial statements and the reports of the Board and the auditors of the Company for the years ended December 31, 2018 and 2019 will be available before the date of the AGM at http://investor.wsg.cn/ under the heading “Financials & Filings” and will (other than the report of the Board) also be included in the Company’s annual report on Form 20-F to be filed by the Company with the SEC, which will be accessible via the SEC’s EDGAR website (click here). The report of the Board will be included as an exhibit to a Report of Foreign Private Issuer on Form 6-K to be submitted by the Company to the SEC, which will be accessible via the SEC’s EDGAR website (click here).

AGM
A notice convening the AGM is available at http://investor.wsg.cn/ under the heading “News & Events” and has also been included as an exhibit to a Report of Foreign Private Issuer on Form 6-K, submitted by the Company to the Securities and Exchange Commission (“SEC”) on April 28, 2020

and is accessible via the SEC’s EDGAR website (click here).  The chairman of the AGM may adjourn the AGM to a later date and/or time in accordance with the Articles of Association and applicable laws. Pursuant to the Articles of Association, when a meeting is adjourned for thirty (30) days or more, or sine die, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or the business to be transacted thereat. Where a meeting is adjourned sine die the time and place for the adjourned meeting shall be fixed by the Directors. Any Shareholder of record as of the Record Date is entitled to vote at the AGM and at any adjournment thereof, without further action on the part of the Shareholders.

The resolutions proposed to be approved at the AGM will be taken by way of poll.  As no Shareholders have a material interest in the resolutions to be proposed at the AGM, no Shareholders will be required to abstain from voting on the resolutions to be proposed at the AGM.

A proxy form for use in the AGM is enclosed with this proxy statement. Whether or not you intend to attend the AGM in person, you are encouraged to complete and return the enclosed proxy form in accordance with the instructions set forth therein. To be valid, the proxy form must be completed and returned to the mailing or email address set forth therein as soon as possible and in any event, not less than 48 hours before the time appointed for holding the AGM (i.e. not later than 2 p.m. on May 25, 2020 (Hong Kong time)) or any adjournment thereof.

The procedure for ADS holders to follow is set out under “Voting by Holders of American Depositary Shares.”

RECOMMENDATIONS
The Board believes that the above proposals are in the best interests of the Company and its Shareholders as a whole and, therefore, recommend that the Shareholders vote in favor of the resolutions to be proposed and adopted at the AGM.

OTHER MATTERS
We know of no other matters to be presented for consideration at the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed proxy form to vote the Shares they represent as the Board may recommend.

Yours faithfully
FOR THE BOARD OF DIRECTORS

/s/ Lin Zhang

Lin Zhang
Member of the Board of Directors Chairman of the Board

Beijing, The People’s Republic of China
Date: April 28, 2020

In this proxy statement, the following terms and expressions shall have the following respective meanings unless the context requires otherwise:

“ADSs”	American Depositary Shares representing Class A Ordinary Shares;

“ADS Deposit Agreement”	Deposit Agreement, dated July 26, 2019 among the Company, the Depositary and the holders from time to time of ADS, pursuant to which the ADSs were issued;

“Articles of Association”	the articles of association of the Company as amended, modified or otherwise supplemented from time to time;

“Board”	the Board of Directors of the Company;

“Class A Ordinary Share”	an ordinary share in the share capital of the Company which is designated as Class A Ordinary Share and having the rights provided for in the Articles of Association;

“Class B Ordinary Share”	an ordinary share in the share capital of the Company which is designated as Class B Ordinary Share and having the rights provided for in the Articles of Association;

“Companies Ordinance”	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong);

“Company”	Wanda Sports Group Company Limited, a company incorporated in Hong Kong with limited liability;

“Depositary”	Deutsche Bank Trust Company Americas;

“Director(s)”	the director(s) of the Company;

“Group”	the Company and its subsidiaries;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“PRC”	the People’s Republic of China, which for the purpose of this proxy statement, excludes Hong Kong, the Macau Special Administrative Region of the People’s Republic of China and Taiwan;

“Record Date”	close of business on April 28, 2020, New York time;

“Share”	a Class A Ordinary Share or a Class B Ordinary Share, as the case may be; and

“Shareholder”	a holder of Shares whose name is entered, as a member, in the Company’s register of members.